ABOUT



Lola Snacks are game-changing energy bars, helping you unlock good gut health with enhanced functional ingredients like probiotics and prebiotics to help rebalance your gut for a better you. It's not just about gut health, it's the people who eat them.

Mary Molina, mom of 5 created Lola Snacks in her kitchen during a time when she was receiving food assistance to help feed and nourish her family because when it comes to being your best, there should be no obstacles – least of all an unhappy gut. So, everything about LOLA SNACKS has your health and the best results for your gut in mind. We want you to have the most convenient healthy snacks, the most gut supportive snacks and the most innovative snacks that are made to nourish and heal your gut.



1 BILLION
PROBIOTIC CFUS
+ PREBIOTICS
REAL
BLUEBERRIES
REAL ALMONDS
PROBIOTIC
LOLA
ENERGY BAR
BLUEBERRY AND
ALMOND
PLANT BASED
NON-GMO
PLANT BASED
GLUTEN FREE
VEGAN

PRODUCT

LOLA SANCKS Probiotic + Prebiotic Energy Bars replenish lost probiotics and nourish your gut's microbiome to support good gut health, protein absorption, aids digestion and boosts immunity.

Product Type:
Probiotic Prebiotic Energy Bar
Shelf Stable
SRP 2.49-2.99

Benefits

- Aids Digestion
- Boosts Immunity
- Maximize Protein
- Sustain Energy
- Supports Good Gut Health
- Vegan











PLANT-BASED

NON GMO

GLUTEN FREE

PROBIOTIC PREBIOTIC

PROBIOTIC
LOLA
ENERGY BAR
DARK CHOCOLATE AND CHERRY

PROBIOTIC
LOLA
ENERGY BAR
DARK CHOCOLATE AND ALMOND

PROBIOTIC
LOLA
ENERGY BAR
CRANBERRY AND ALMOND

PROBIOTIC
LOLA
ENERGY BAR
BLUEBERRY AND ALMOND

PROBIOTIC
LOLA
ENERGY BAR
DARK CHOCOLATE AND PEANUT

GLUTEN FREE OATS, TAPIOCA SYRUP, SUNFLOWER SEEDS, COCONUT, FLAX SEED, PROBIOTIC CULTURES, COCONUT OIL, CINNAMON, VANILLA, CANE SUGAR WITH CHERRIES AND DARK CHOCOLATE	**SINGLE SERVE** ITEM # 79683 Unit UPC **689466908701** Inner UPC **689466908725** Case UPC **689466796834**
GLUTEN FREE OATS, TAPIOCA SYRUP, SUNFLOWER SEEDS, COCONUT, FLAX SEED, PROBIOTIC CULTURES, COCONUT OIL, CINNAMON, VANILLA, CANE SUGAR WITH ALMONDS AND DARK CHOCOLATE	ITEM # 90871 Unit UPC **689466796810** Inner UPC **689466796872** Case UPC **689466908718**
GLUTEN FREE OATS, TAPIOCA SYRUP, SUNFLOWER SEEDS, COCONUT, FLAX SEED, PROBIOTIC CULTURES, COCONUT OIL, CINNAMON, VANILLA, CANE SUGAR WITH ALMONDS AND CRANBERRIES	ITEM # 79697 Unit UPC **689466796865** Inner UPC **689466796841** Case UPC **689466796971**
GLUTEN FREE OATS, TAPIOCA SYRUP, SUNFLOWER SEEDS, COCONUT, FLAX SEED, PROBIOTIC CULTURES, COCONUT OIL, CINNAMON, VANILLA, CANE SUGAR WITH ALMONDS AND BLUEBERRIES	ITEM # 90874 Unit UPC **689466796759** Inner UPC **689466908732** Case UPC **689466908749**
GLUTEN FREE OATS, TAPIOCA SYRUP, SUNFLOWER SEEDS, COCONUT, FLAX SEED, PROBIOTIC CULTURES, COCONUT OIL, CINNAMON, VANILLA, CANE SUGAR WITH DARK CHOCOLATE AND PEANUTS	ITEM # 979693 Unit UPC **689466796803** Inner UPC **689466796940** Case UPC **689466796933**









SOLVING THE PROBLEM

Taking the B.S. out of IBS - On average 60 to 70 million people are affected by a digestive issue in the United States. Our fast-paced lives and a newfound focus on gut health and immunity created a new need for fast, functional food that support gut health.

LOLA SNACKS has a clean nutritional profile with 1 Billion probiotic cfus (colony forming units) and are rated by Ganedan Manufacturing as having 95% efficacy because we utilized ingredients and food technology to get the probiotics to your gut where they are needed the most.

Let's be real, it's hard to eat clean - sugar, fried foods, alcohol, antibiotics, stress and countless other reason can change your gut microbiome, killing your good gut bacteria. LOLA SNACKS replace and encourage those probiotics back into your gut helping you rebalance your gut microbiome to take the B.S. out of IBS.



COMPETITON AND DIFFERENCE



LOLA SNACKS  THE OTHERS

    

		1.6oz 200 calories 10g sugar	2oz 330 calories 6g sugar	2oz 230 calories 10g sugar	12oz 70 calories 12g sugar	5.3oz 110 calories 14g sugar
1	1 Billion Probiotic CFUs	YES	YES	YES	NO	NO
2	Whole Grain Prebiotic	YES	NO	YES	NO	NO
3	Shelf Stable	YES	NO	NO	NO	NO
4	Plant Based, V, GF, DF, SF, NON-GMO	YES	YES	YES	YES	NO

MARKET DATA



BAR SUBCATEGORIES

Granola & Snack

Brand	Share
Kind	4.33%
Kashi	2.49%
Natures Bakery	1.97%
Cascadian Farm	1.10%
Annies	0.70%
Clif Crunch	0.28%
Natures Path	0.27%
Earths Best	0.27%
Enjoy Life	0.23%
Bear Naked	0.23%
Pamelas	0.21%
Tastykake	0.12%
Goodness Knows	0.09%
Plum Kids	5.00%
Field Day	0.03%
18 Rabbits	0.03%
Nothin But	0.03%
Nourish	2.00%

Wellness

Brand	Share
Kind (all Brands)	16.45%
Larabar	10.43%
ZONE	4.90%
Rxbar	3.83%
Premier Protein	1.53%
Pure Protein	1.35%
Oatmega	1.01%
Balance Bar	0.99%
Nugo (All Brands)	0.81%
Bobos	0.68%
Pro Bar	0.61%
That's It	0.54%
LOLA SNACKS	0.42%
Health Warrior	0.40%
The Gluten Free Bar	0.23%
22 Days	0.10%
Good Greens	0.08%
Powerbar	0.05%

Performance

Brand	Share
Clif Builders	23.55%
Power Crunch	17.51%
Pure Protein	15.60%
Gatorade	9.44%
Powerbar (all brands)	7.35%
Met-rx	6.55%
One Bar	2.78%
Muscle Milk	1.15%
Promax (Nugo)	1.00%
Muscle Tech	0.68%
Detour	0.53%
Muscle Sandwich	0.43%
Muscle Pharm	0.43%
Optimum Nutrition	0.34%
Atkins Lift	0.32%
Vega Sport	0.25%
Supreme Protein	0.18%
EAS	0.08%

Weight Management

Brand	Share
Atkins	64.36%
Think Thin	32.80%
Nugo Slim	0.84%
Kashi	0.64%
Skinnygirl	0.12%
Garden of Life	0.09%
Slim Fast	0.07%

Source: Spins/Nielson Multi-Channel (Conventional, Natural, Specialty) data 52wks ending 1-22-22

70 Miillion Americans suffer with gut health issues from bloating to IBS

#guthealth garnering over 2.8 billion views on social media

Google Searches UP:
"PROBIOTICS" 700%
"IMMUNTY BOOSTING FOODS" 670%
-According to Mintel

DISTRIBUTION



Corporate Dining

- Bloomberg
- Goldman Sachs
- Bank of America
- CitiBank
- Nike
- Colleges
- Corporate Essentials

RETAIL

- AMAZON
- WALMART
- SHOPRITE
- Deli/Cafes
- Natural Markets
- Convenience
- Meijer

DISTRIBUTORS

- UNFI
- KEHE
- NCD
- POD FOODS



MISSION AND VISION

WE ❤️ UR GUTS, our mission is to improve gut health through simple delicious grab and go snacks.

WE ❤️ PEOPLE and treasure community, Lola Snacks support local organizations fighting hunger and mentor inner-city youth in marketing and entrepreneurship.

WE ❤️ EARTH, we use 100% PCR boxes and shippers, sustainably and responsibly source as many local ingredients as possible and pledge to have a compostable wrapper by 2025.

